Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

EMX ROYALTY CORPORATION ("EMX" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, British Columbia

V6C 1X8

Item 2 Date of Material Change

September 4, 2025

Item 3 News Release

A joint news release was disseminated by EMX and Elemental Altus Royalty Corp. ("Elemental Altus" and together with EMX, the "Companies") on September 4, 2025 through Globe Newswire and subsequently filed under the respective profiles of EMX and Elemental Altus on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On September 4, 2025, EMX and Elemental Altus jointly announced that the Companies entered into a definitive arrangement agreement dated September 4, 2025 (the "Arrangement Agreement"), pursuant to which, among other things, Elemental Altus will acquire all of the issued and outstanding common shares of EMX (the "EMX Shares") by way of a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction") in an all share transaction with an implied value of approximately US$456 million.

Immediately following the completion of the Transaction, the EMX Shares will be delisted from the TSX Venture Exchange ("TSX-V") and the NYSE American Exchange ("NYSE American").

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On September 4, 2025, EMX and Elemental Altus jointly announced that the Companies entered into the Arrangement Agreement, pursuant to which, among other things, Elemental Altus will acquire all of the issued and outstanding EMX Shares pursuant to the Transaction.

Under the terms of the Arrangement Agreement, EMX shareholders will receive (a) 0.2822 common shares of Elemental Altus (each whole share, an "Elemental Altus Share") for each EMX Share held immediately prior to the effective time of the Transaction (the "Effective Time") if the Consolidation (as defined below) is completed prior to the Effective Time; or (b) 2.822 Elemental Altus Shares for each EMX Share, if the Consolidation is not completed prior to the Effective Time (the "Consideration").

Concurrent with the Transaction, Elemental Altus will complete the previously-approved consolidation of all of the issued and outstanding Elemental Altus Shares at a ratio of one (1) post-consolidation Elemental Altus Share for every 10 pre-consolidation Elemental Altus Shares (the "Consolidation"). Also concurrent with the Transaction, Tether Investments S.A. de C.V. ("Tether") and Elemental Altus entered into a subscription agreement dated September 4, 2025 (the "Tether Subscription Agreement") pursuant to which, among other things, Tether has agreed to purchase approximately 75 million Elemental Altus Shares at a price of C$1.84 per share for aggregate gross proceeds of approximately US$1001 million (the "Tether Concurrent Financing").

Upon completion of the Transaction, including the Tether Concurrent Financing, existing Elemental Altus shareholders and former EMX shareholders will own approximately 51% and 49% of the outstanding common shares of the Merged Company, respectively, on a basic basis. The implied market capitalization of Merged Company is estimated at US$933 million.

Upon completion of the Transaction, the combined company (the "Merged Company") will be renamed "Elemental Royalty Corp." The Board of Directors of the Merged Company will be comprised of three representatives from Elemental Altus and two representatives from EMX. Juan Sartori will continue as Executive Chairman and David Cole will serve as CEO of the Merged Company, while Frederick Bell will assume the role of President and COO of the Merged Company.

Transaction Details

The Transaction will be effected by way of a court approved plan of arrangement under the Business Corporations Act (British Columbia). The Transaction will require approval by at least (i) 66 2/3% of the votes cast by shareholders of EMX at a special meeting of securityholders of EMX (the "EMX Special Meeting"); (ii) 66 2/3% of the votes cast by all shareholders and optionholders of EMX at the EMX Special Meeting, voting together as a single class; and (iii) if, and to the extent, required under applicable Canadian securities laws, a majority of the votes cast by shareholders of EMX at a the EMX Special Meeting, excluding the votes attached to EMX Shares held by persons required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holder in Special Transactions ("MI 61- 101").

In addition to the approval of the EMX securityholders, completion of the Transaction is subject to the approval of the Elemental Altus shareholders for the Tether Concurrent Financing under securities laws and Tether as a "control person" under TSX-V policies (in both cases excluding the votes held by Tether), as well as TSX-V, regulatory and court approvals and other customary closing conditions for transactions of this nature. Further, the completion of the Transaction is subject to the conditional approval of the listing of the Elemental Altus Shares on a US stock exchange and the completion of the Tether Concurrent Financing. Any such US listing of the Elemental Altus Shares on a US stock exchange is subject to the Merged Company meeting the quantitative and qualitative requirements to list on a US stock exchange.

The Arrangement Agreement includes customary deal protection provisions, including reciprocal non- solicitation and right to match provisions, and an approximately C$15.8 million termination fee, payable under certain circumstances.

Certain officers and directors and shareholders of Elemental Altus, who hold an aggregate of approximately 40% of the outstanding Elemental Altus Shares, have entered into voting support agreements pursuant to which they have agreed, among other things, to support the Transaction and vote their Elemental Altus Shares in favour of the Elemental Altus Resolutions (as defined below). Certain officers and directors and shareholders of EMX, who hold an aggregate of approximately 23% of the outstanding EMX Shares have entered into voting support agreements pursuant to which they have agreed, among other things, to support the Transaction and vote their EMX Shares in favour of the Transaction.

Subject to receiving the requisite court, regulatory and securityholder approvals, the Transaction and the Tether Concurrent Financing are expected to close in the fourth quarter of 2025. In connection with and subject to closing of the Transaction and the Tether Concurrent Financing, it is expected that the EMX Shares will be delisted from the TSX-V and NYSE American, and that EMX will cease to be a reporting issuer under Canadian and U.S. securities laws.

1 Converted to US$ at the exchange rate of C$1.00 = US$0.7231, being the indicative exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on September 4, 2025.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act or other available exemptions and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The full details of the Transaction will be described in the Companies' respective management information circulars to be prepared in accordance with applicable securities legislation and made available in connection with the special meetings. A copy of the Arrangement Agreement is available on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

EMX and Elemental Altus Board of Directors' Recommendations

The board of directors of Elemental Altus has unanimously approved the Transaction and (subject to the abstention of any conflicted director) the Tether Concurrent Financing and recommended that the shareholders of Elemental Altus vote in favour of the Elemental Altus Resolutions.

GenCap Mining Advisory Ltd. has provided a fairness opinion to the Elemental Altus board of directors, stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, the Consideration to be paid is fair, from a financial point of view, to Elemental Altus shareholders, excluding Tether.

The board of directors of EMX (subject to the abstentions conflicted directors) and a special committee comprised solely of independent directors of EMX (the "EMX Special Committee") have each unanimously determined that the Transaction is in the best interests of EMX and have approved the Transaction and recommended that the shareholders of EMX vote in favour of the Transaction. Each of Mr. Michael Winn, the Executive Chairman of the Company and Mr. Davie Cole, the Chief Executive Officer and a directors of the Company, declared a "disclosable interest" and abstained from voting with respect to the Transaction.

CIBC World Markets Inc. has provided a fairness opinion to the EMX board of directors, stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Consideration under the Transaction is fair, from a financial point of view, to the shareholders of EMX.

Haywood Securities Inc. has provided a fairness opinion to the EMX Special Committee, stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Consideration to be received is fair, from a financial point of view, to the shareholders of EMX.

Tether Concurrent Financing

Concurrent with entering into the Arrangement Agreement, Elemental Altus entered into the Tether Subscription Agreement, pursuant to which, among other things, Elemental Altus and Tether have agreed to complete the Tether Concurrent Financing. Proceeds from the Tether Concurrent Financing will be used to repay EMX's credit facility, fund royalty acquisitions (including to pay the purchase price for Elemental Altus' two recently announced royalty acquisitions, or to repay its credit facility to the extent drawn for that purpose) and provide capital for the Merged Company so that it is fully unlevered post-completion.

Tether is an insider and control person of Elemental Altus, and‐therefore the Tether Concurrent Financing constitutes a related party transaction as defined under MI 61 101. The shareholders of Elemental Altus must approve each of (a) the Tether Concurrent Financing pursuant to the requirements of MI 61-101 (the "Elemental Altus Financing Resolution"), (b) Tether as a "Control Person" of Elemental Altus pursuant to policies of the TSX-V (the "Elemental Altus Control Person Resolution"); and (c) the change of Elemental Altus' name to Elemental Royalty Corp. (the "Elemental Altus Name Change Resolution" and collectively, the "Elemental Altus Resolutions").

The Elemental Altus Financing Resolution will require the approval of at least a simple majority of the votes cast at a special meeting of shareholders of Elemental Altus (the "Elemental Altus Special Meeting"), excluding the votes attached to Elemental Altus Shares held by Tether and any other persons required to be excluded pursuant to MI 61-101. The Elemental Altus Control Person Resolution will require the approval of at least a simple majority of the votes cast at the Elemental Altus Special Meeting, excluding votes attached to Elemental Altus Shares held by the Tether and its associates and affiliates. Elemental Altus determined that the formal valuation requirement under MI 61-101 does not apply to the Tether Concurrent Financing in reliance on the exemption therefrom contained at section 5.5(b) of MI 61-101.

The Tether Concurrent Financing is conditional on the approval of the Transaction at the EMX Special Meeting. The Tether Concurrent Financing is also subject to approval of the TSX-V. The Tether Concurrent Financing will close concurrently with the closing of the Transaction, and such concurrent closing is a condition to the completion of closing the Transaction.

The Elemental Altus Name Change Resolution will require the approval of at least 66 2/3% of the votes cast at the Elemental Altus Special Meeting, and is not a condition to close the Transaction.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Rocio Echegaray, Corporate Secretary

Phone: 604-688-6390

Email: rocio@EMXRoyalty.com

Item 9 Date of Report

September 12, 2025

Cautionary Note Regarding Forward Looking Information

This material change report may contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (collectively, "forward-looking statements") that reflect the Companies' current expectations and projections about their future results. These forward-looking statements may include statements regarding guidance and long-term outlook, including future revenue, which are based on public forecasts and other disclosure by the third-party owners and operators of our assets or on Elemental Altus' or EMX's assessments thereof, including certain estimates based on such information; expectations regarding financial strength, trading liquidity, and capital markets profile of the Merged Company; the completion of the Tether Concurrent Financing; the completion of the Transaction and the timing thereof; the realization of synergies and expected premiums in connection with the Transaction, the identification of future accretive opportunities, permitting requirements and timelines; the value the Transaction will add for shareholders of the Companies; the future price of the common shares of the Merged Company; the receipt of required approvals for the Transaction and the Tether Concurrent Financing; the completion of the name change of Elemental Altus; the completion of the Consolidation and the timing thereof; the benefits of the Transaction to shareholders of Elemental Altus; the benefits of the Transaction to shareholders of EMX; the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable pursuant to the Transaction; the listing of the Merged Company on a US stock exchange and the timing thereof; the timing and amount of estimated future royalty guidance; and the future price of gold. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect, including that no material disruption to production at any of the mineral properties in which the Companies' have a royalty or other interest; that the Companies will receive all required approvals for the Transaction and the Tether Concurrent Financing in a timely manner; that synergies are realizable as between the Companies; estimated capital costs, operating costs, production and economic returns; estimated metal pricing; metallurgy, mineability, marketability and operating and capital costs; the expected ability of any of the properties in which the Companies hold a royalty, or other interest to develop adequate infrastructure at a reasonable cost; assumptions that all necessary permits and governmental approvals will remain in effect or be obtained as required to operate, develop or explore the various properties in which the Companies hold an interest; and the activities on any on the properties in which the Companies hold a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to obtain any required regulatory and securityholder approvals with respect to the Transaction and the Tether Concurrent Financing; the inability to satisfy the conditions to closing the Transaction and the Tether Concurrent Financing; the inability to satisfy the listing requirements to be listed on a US stock exchange; volatility in the price of gold or other minerals or metals, discrepancies between anticipated and actual production with respect to portfolio assets; the accuracy of the mineral reserves, mineral resources and recoveries set out in the technical data published by the owners of portfolio assets; the absence of control over mining operations from which the Companies receive royalties, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, activities by governmental authorities (including changes in taxation); currency fluctuations; the global economic climate; dilution; share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Companies to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Companies will receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in (A) the Elemental Altus' Annual Information Form dated August 18, 2025, filed under the Elemental Altus' profile on SEDAR+ at www.sedarplus.ca; and (B) the EMX risk factors listed in EMX's Management's Discussion and Analysis for the six months ended June 30, 2025 and its Annual Information Form dated March 12, 2025 filed under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Although the Companies have attempted to identify important factors that could cause actual results to differ materially from those Companies in forward- looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Companies do not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.